Rimrock Funds Trust

100 Innovation Drive, Suite 200

Irvine, California 92617

June 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Patrick Scott, Esq.

Re:	Request for Acceleration of the Effective Date of Rimrock Funds Trust’s Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 Filed on June 27, 2019 (File Nos. 333-228758 and 811-23396)

Dear Mr. Scott:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective no later than 12:00 P.M., Eastern Time, Friday, June 28, 2019.

In connection with this request, DLX Financial Group, LLC, the underwriter for Rimrock Funds Trust, has also signed this letter requesting acceleration.

Very truly yours,

Rimrock Funds Trust /s/ Scott Dubchansky		DLX Financial Group, LLC /s/ Edward Curiel
By:	Scott Dubchansky	By:	Edward E. Curiel
Title:	President	Title:	Chief Executive Officer